March 9, 2011
Mr. Martin James
Senior Assistant Chief Accountant
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, DC 20549

Re:	Cirrus Logic, Inc. Form 10-K for the fiscal year ended March 27, 2010 Filed on June 1, 2010 File No. 000-17795
Dear Mr. James:
The purpose of this letter is to respond to your letter dated February 24, 2011 in which you communicated certain comments regarding our Form 10-K for the year ended March 27, 2010. To assist you in reviewing our responses, we will precede each response with a copy (in italicized type) of the comment as stated in your letter.
Form 10-K for the Fiscal Year Ended March 27, 2010
Revenue Recognition, page 47
1.	Please tell us why you defer sales to domestic distributors and certain international distributors as deferred revenue until the final sale to the end customer. Discuss how you determine whether revenue should be deferred for international distributors.
Cirrus response: In response to the Staff’s comment, we recognize revenue in accordance with ASC Topic 605, Revenue Recognition when all of the following criteria are met: persuasive evidence that an arrangement exists, delivery of goods has occurred, the sales price is fixed or determinable and collectability is reasonably assured. We evaluate our distributor arrangements, on a distributor by distributor basis, with respect to each of the four criteria above. For a majority of our distributor arrangements, we provide rights of price protection and stock rotation. As a result, revenue is deferred at the time of shipment to our domestic distributors and certain international distributors due to the determination that the ultimate sales price to the distributor is not fixed or determinable. Once the distributor has resold the product, and our final sales price is fixed or determinable, we recognize revenue for the final sales price and record the related costs of sales. For certain of our smaller international distributors, we do not grant price protection rights and provide minimal stock rotation rights. For these distributors, revenue is recognized upon delivery to the distributor, less an allowance for estimated returns, as the revenue recognition criteria have been met upon shipment.

2.	Please tell us the significant terms of your agreements that allow rights of return and price protection.
Cirrus response: Sales to our distributors are typically made pursuant to agreements, which usually include rights of return and pricing terms that may result in a change in the final price. The rights of return offered to our distributors are limited as a percentage of the last 6 months net sales and no product may be returned that is older than 12 months. Further, distributors may return a product within 30 days if a product is discontinued and it is not older than 12 months. As a result of these agreements, we recognize revenue based upon a distributor’s delivery to the end customer.
3.	Please tell us how you treat the costs of sales made to distributors. Please also describe to us the methodology, if any, employed to evaluate the related asset for impairment.
Cirrus response: The Company defers the associated cost of goods sold on our consolidated balance sheet, net within the deferred income on shipments to distributors’ current liability caption. We believe this presentation appropriately reflects the true economics of the transaction and general industry practice, and is consistent with SAB Topic 13, Item A. “Selected Revenue Recognition Issues,” Part 4 “Fixed or determinable sales price.” (ASC Topic 605-10-S99). The Company routinely evaluates the products held by our distributors for impairment to the extent such products may be returned by the distributor within these limited rights and such products would be considered excess or obsolete if included within our own inventory. We believe this treatment is in accordance with ASC Topic 330-10-35, “Inventory.”
4.	In future filings, please revise your revenue recognition policy to provide more detail on why you defer revenue, the nature and key terms of your agreements with distributors such as price concessions, and a discussion of how you treat deferred costs and how that is tested for impairment.
Cirrus response: In future filings, we will supplement our disclosures to clarify that our “deferred income on shipments to distributors” liability on the Consolidated Balance Sheet represents the net balance comprised of deferred revenue less deferred costs associated with inventory shipped to distributors but not yet sold by our distributors to end customers based on the terms of our agreements with distributors. We will also supplement the disclosure to address how the deferred costs at the distributor location are evaluated for impairment.
5.	Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income caption on your balance sheets as of March 27, 2010 and December 25, 2010. In addition, if impairments of the deferred costs and credits for changes in selling prices are reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred distributor income liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.
Cirrus response: In response to the Staff’s comment, the amount of deferred gross revenue and deferred cost of sales are as follows:

	December 25,	March 27,
	2010	2010
(in thousands)
Deferred Gross Revenue	$8,988	$8,257
Deferred Cost of Sales	(1,880)	(1,769)

Deferred income on shipments to distributors	$7,108	$6,488

The Company does not believe that disclosing the amounts of deferred revenue and deferred costs would provide investors with material incremental information for purposes of understanding the potential impact of the deferred income balance on our future results of operations. Such deferred income balance already reflects the estimated impact of rights of return. To the extent our estimates are inaccurate; the deferred income still provides an investor with visibility regarding the amount of estimated margin on future sales related to distributor-held inventory as of the end of a given period. Any changes in realized sales price upon the final sale of distributor inventory to end customers would not require adjustments to previously reported earnings as revenue is not recognized until final price adjustments are known. Further, such adjustments do not impact the company’s working capital position, as the effects of such adjustments would be to reduce both accounts receivable and deferred income.
In future filings, we will include a discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations of impairments of the deferred costs and credits for changes in selling prices that have had or that we reasonably expect would have a material favorable or unfavorable impact on our results of operations, liquidity or capital resources. We will also discuss any trends noted over the reported periods in accordance with Item 303(a) of Regulation S-K.
Note 12. Stockholder’s Equity, page 58
6.	Please tell us the methods used to estimate your expected stock price volatility and expected lives. Tell us how you considered the disclosure requirements of ASC 718-10-50-2(f).
Cirrus response: In preparing our disclosures, we evaluated and considered the requirements of ASC 718-10-50-2(f). Management estimates the fair value of each option grant as of the date of the grant using the Black-Scholes multiple option pricing method with the assumptions disclosed in the tables provided. The expected life (years) is based on several factors, including, among other things, the vesting term and contractual term as well as historical exercise experience of the employee population. The volatility used in the valuation method is based principally on the implied volatility of the Company’s share price, primarily based upon the calls and puts actively traded on the stock market during the applicable quarter.
Disclosure Controls and Procedures, page 68
7.	We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, that definition must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(c) of the Exchange Act. Alternatively, in future filings you may remove that definition.
Cirrus response: In future filings, the Company will either make sure the definition of “disclosure controls and procedures” is consistent with Rule 13a-15(c) of the Exchange Act, or we will not include a definition.
Management’s Annual Report on Internal Control Over Financial Reporting, page 68
8.	Please tell us why you refer to an updated assessment of your internal control over financial reporting as of March 27, 2010 in the last paragraph of this section.
Cirrus response: There were no significant changes to internal controls over financial reporting in fiscal year 2010. Therefore the word “updated” was only meant to refer to the fact that Internal Controls over Financial Reporting are updated on a continuous basis through audits, management discussions, and quarterly questionnaires. We will exclude the word “updated” in future filings unless there have been significant changes to internal controls.
As per your instructions in the letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
To expedite any further communication of these matters, please contact me at (512)851-4547 or Scott Thomas, our Vice President and General Counsel, at (512)851-4950 with any further questions or comments. In addition, please send any follow-up correspondence to my attention at the address above.
Please do not hesitate to contact me with any questions or comments.
Very truly yours,

CIRRUS LOGIC, INC.
/s/ Thurman K. Case
Thurman K. Case
Vice President Finance and Chief Financial Officer

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